Date:	3/27/06

To:	Dave Weiker

From:	Dan Lumbdin

Re:	Resignation Letter

Mr. Weiker. Please accept this letter as my Formal Resignation from Platinum Properties of Central Florida Inc, Platinum Home Construction I.L.C and Zann Corp Inc. effective 3/27/06. Please file this with appropriate parties and remove any designations from your marketing materials and website. I wish you and your company only the best of success.

Thank you
Dan Lambdin